VECTOR GROUP LTD.
100 S.E. Second Street
Miami, Florida 33131
(305) 579-8000
May 5, 2010
VIA FACSIMILE AND EDGAR
U.S. Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attn:	Amanda Ravitz, Branch Chief-Legal Michelle Lacko, Staff Attorney

Re:	Vector Group Ltd. Request for Acceleration of Effective Date of Registration Statement on Form S-4 (SEC File No. 333-166197), filed on May 5, 2010
Dear Mses. Ravitz and Lacko:
          Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Vector Group Ltd. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement (the “filing”) so that it will become effective at 3:00 p.m., Washington D.C. time, on May 6, 2010 or as soon thereafter as practicable.
          The Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Company represents that it will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Very truly yours,

Vector Group Ltd.

By:	/s/ J. Bryant Kirkland III

Name:	J. Bryant Kirkland III
Vice President, Treasurer and CFO